STATE OF DELAWARE

CERTIFICATE OF OWNERSHIP

AND MERGER

Section 253C Parent into Subsidiary

CERTIFICATE OF OWNERSHIP AND MERGER

MERGING

TRI-MARK MFG., INC., a California Corporation

INTO

TRI-MARK MFG., INC.  a Delaware Corporation

Tri-Mark MFG., Inc., a corporation organized and existing under the laws of the State of California (“Tri-Mark-CA”),

DOES HEREBY CERTIFY:

FIRST:             That it was organized as a California corporation pursuant to the provisions of the California Corporation Code on December 18, 2006.

SECOND:        That it owns 100% of the outstanding shares of the capital stock of Tri-Mark MFG., Inc., a corporation organized pursuant to the provisions of the General Corporation Law of the State of Delaware on August 10, 2010 (“Tri-Mark – Del”).

THIRD:            That by written consent of its board of directors, dated October 15, 2010, determined to merge the corporation into Tri-Mark-DE, and did adopt the following resolutions:

RESOLVED, that this corporation, Tri-Mark-CA, merges itself into Tri-Mark – Del which corporation assumes all of the obligations of Tri-Mark-CA.

FURTHER RESOLVED, that the terms and conditions of the merger are as follows:

Upon completion of the merger, the holders of the common stock of Tri-Mark-CA shall receive 8.344159089 shares of the common stock of Tri-Mark – Del as consideration and in exchange for each one share of common stock of Tri-Mark-CA and shall have no further claims of any kind or nature; and all of the common stock of Tri-Mark – Del held by Tri-Mark-CA shall be surrendered and canceled.

FOURTH:        That this merger has been approved by the holders of at least a majority of the outstanding shares of stock of this corporation, Tri-Mark-CA, by written consent in lieu of a meeting of the stockholders.

FIFTH:              That the name of the surviving corporation shall be FTOH Corp. Article First of the Certificate of Incorporation of Tri-Mark – Del is hereby amended as follows:

FIRST: The name of the Corporation is FTOH Corp.

SIXTH:     Article Fourth of the Certificate of Incorporation of Tri-Mark – Del is hereby amended as follows:

FOURTH:

A.      Classes and Number of Shares.  The total number of shares of stock that the Corporation shall have authority to issue is Two Hundred Million (200,000,000).  The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1.           One Hundred Ninety Million (190,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”); and

2.           Ten Million (10,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

B.       Blank Check Powers.  The Corporation may issue any class of the Preferred Stock in any series.  The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.  Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

[Signature Page follows]

IN WITNESS WHEREOF, said parent corporation has caused this Certificate to be signed by an authorized officer this 15th day of October, 2010.

By:	/s/ Barry Sytner
Authorized Officer

Name:	Barry Sytner
Print or Type

Title:	Chief Executive Officer